SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934


                          Republic New York Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $5.00 Per Share
                         (Title of Class of Securities)

                                    760719104
                                 (CUSIP Number)

                              Richard E. T. Bennett
                     General Manager and Group Legal Adviser
                                HSBC Holdings plc
                             10 Lower Thames Street
                                 London EC3R 6AE
                                 United Kingdom
                                 44-171-260-0926
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     HSBC Holdings plc ("HSBC") hereby amends as set forth below its Statement on Schedule 13D filed on May 19, 1999 relating to the common stock, par value $5.00 per share (the "RNYC Common Stock"), of Republic New York Corporation ("RNYC") (such Statement on Schedule 13D, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 4.  Purpose of Transaction

     Item 4 is supplemented as follows:

     A press release issued by HSBC on November 8, 1999 is attached hereto as
Exhibit 99.4 and is also incorporated herein by reference.

     As of November 8, 1999, the Stockholder, Saban S.A., Mr. Edmond J. Safra, RNYC, HSBC and HSBC North America Inc. ("US Holdco") entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment"). The Stockholders Agreement Amendment is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

     Also as of November 8, 1999, HSBC, RNYC Merger Corporation, RNYC and SRH entered into Amendment No. 1 to the Merger Agreement (the "Merger Agreement Amendment"). The Merger Agreement Amendment is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

     In addition, as of November 8, 1999, HSBC, US Holdco and Holdings entered into a Merger Consideration Adjustment Agreement (the "Merger Consideration Adjustment Agreement"). The Merger Consideration Adjustment Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

     The preceding description of the Stockholders Agreement Amendment, the Merger Agreement Amendment and the Merger Consideration Adjustment Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such amendments and agreement.

Item 7. Materials to be Filed as Exhibits

     Item 7 is supplemented as follows:

99.4 Press Release dated November 8, 1999.

99.5 Amendment No. 1 to Stockholders Agreement, dated as of November 8, 1999.

99.6 Amendment No. 1 to Transaction Agreement and Plan of Merger, dated as of November 8, 1999.

99.7 Merger Consideration Adjustment Agreement, dated as of November 8, 1999.





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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 8, 1999

                                  HSBC HOLDINGS PLC

                                   /s/ Douglas J. Flint
                                  ------------------------------
                                  Name:   Douglas J. Flint
                                  Title:  Group Finance Director


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Exhibit
Number                                               Description
----------------------------------------------------------------

99.4 Press Release dated November 8, 1999.

99.5 Amendment No. 1 to Stockholders Agreement, dated as of November 8, 1999.

99.6 Amendment No. 1 to Transaction Agreement and Plan of Merger, dated as of November 8, 1999.

99.7 Merger Consideration Adjustment Agreement, dated as of November 8, 1999.